UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Theravance, Inc.
(Name of Subject Company (issuer))

Theravance, Inc.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per Share
(Title of Class of Securities)

88338T 10 4
(CUSIP Number of Class of Securities)

Rick E Winningham
Chief Executive Officer
Theravance, Inc.
901 Gateway Boulevard
South San Francisco, CA 94080
(650) 808-6000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Christopher D. Dillon, Esq.
John Dietz, Esq.
Gunderson Dettmer Stough Villenueve Franklin & Hachigian, LLP
155 Constitution Drive
Menlo Park, CA 94025
(650) 321-2400

Calculation of Filing Fee:

Transaction valuation(1)	Amount of filing fee(2)
$525,000,000	$16,117.50

(1)             The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of 50% of all outstanding shares of Theravance, Inc. common stock, par value $0.01 (the “Common Shares”) at a purchase price of $19.375 per Share, in cash, for up to a maximum of $525,000,000 in the aggregate.

(2)             The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 issued by the Securities and Exchange Commission on February 16, 2007. Such fee is equal to 0.00307 percent of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or

Schedule and the date of its filing

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.                        Summary Term Sheet

Reference is made to the information set forth under Summary Term Sheet and Questions and Answers About the Put Right in the Notice of Put Right attached hereto as Exhibit (a)(1)(i), which is incorporated herein by reference.

Item 2.                        Subject Company Information

(a) Reference is made to the information set forth under Certain Information Concerning Theravance in the Notice of Put Right, which is incorporated herein by reference.

(b) Reference is made to the information set forth under Background of Theravance in the Notice of Put Right, which is incorporated herein by reference.

(c) Reference is made to the information set forth under Certain Information Concerning Theravance—Price Range of Common Shares; Dividends in the Notice of Put Right, which is incorporated herein by reference.

Item 3.                        Identity and Background of Filing Person

(a) Reference is made to the information set forth under Certain Information Concerning Theravance in the Notice of Put Right, which is incorporated herein by reference.

Item 4.                        Terms of the Transaction

(a) Reference is made to the information set forth under Summary Term Sheet, Background of Theravance, The Put Right, Miscellaneous Provisions Related to the Put Right, Procedures for Exercising the Put Right, Treatment of Special Categories of Theravance Securities and Special Factors in the Notice of Put Right, which is incorporated herein by reference.

(b) Theravance, after making reasonable inquiry of its executive officers, directors and affiliates, has no information that any of its executive officers, directors or affiliates intend to exercise the Put Right and cause Theravance to purchase his, her or its Common Shares.

Item 5.                        Past Contacts, Transactions, Negotiations and Agreements

(e) Reference is made to the information set forth under Background of GSK’s Investment in Theravance, Governance Agreement, Purpose of the Put Right, and GSK’s Obligation to Provide Funds to Purchase Common Shares in the Notice of Put Right, which is incorporated herein by reference. Reference is made to the Amended and Restated Governance Agreement attached hereto as Exhibit (d)(1), which is incorporated herein by reference.

Item 6.                        Purposes of the Transaction and Plans or Proposals

(a), (b) and (c) Reference is made to the information set forth under Summary Term Sheet, Background of Theravance, Special Factors, Background of GSK’s Investment in Theravance, Purpose of the Put Right, Certain Effects of the Exercise of the Put Right and Certain Legal Matters in the Notice of Put Right, which is incorporated herein by reference.

Item 7.                        Source and Amount of Funds or Other Consideration

(a) and (b) Reference is made to the information set forth under The Put Right—GSK’s Obligation to Provide Funds to Purchase Common Shares and Source and Amount of Funds in the Notice of Put Right, which is incorporated herein by reference.

(d) None.

Item 8.                        Interest in Securities of the Subject Company

(a) and (b) Reference is made to the information set forth under Special Factors—Background of GSK’s Investment in Theravance and Certain Information Concerning Theravance in the Notice of Put Right, which is incorporated herein by reference.

Item 9.                        Persons/Assets, Retained, Employed, Compensated or Used

(a) Reference is made to the information set forth under Fees and Expenses; Persons Used and Certain Information Concerning Theravance in the Notice of Put Right, which is incorporated by reference.

Item 10.                 Financial Statements

(a) and (c) Reference is made to the information set forth under Certain Information Concerning Theravance in the Notice of Put Right, which is incorporated by reference.

(b) None.

Item 11.                 Additional Information

(a)(1) Reference is made to the information set forth under Special Factors—Other Agreements Between Theravance and GSK.

(a)(2) Reference is made to the information under The Put Right, Procedures for Exercising the Put Right, Treatment of Special Categories of Theravance Securities, Fees and Expenses; Persons Used and Certain Legal Matters in the Notice of Put Right, which is incorporated herein by reference.

(a)(3) Reference is made to the information set forth under Certain Legal Matters—Antitrust Compliance and State Takeover Laws in the Notice of Put Right, which is incorporated herein by reference.

(a)(4) None.

(a)(5) None.

(b) Reference is made to the Letter of Transmittal attached hereto as Exhibit (a)(1)(ii), which is incorporated herein by reference.

Item 12.                 Exhibits

(a)(1)(i)	Notice of Put Right dated August 1, 2007.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Substitute W-9 Guidelines.
(a)(1)(v)	Summary Advertisement to be published on August 1, 2007.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.
(b)	None.
(c)	None.
(d)(i)	Amended and Restated Governance Agreement, dated as of June 4, 2004 by and among SmithKline Beecham Corporation, Theravance, GlaxoSmithKline plc and Glaxo Group Limited.(1)

(d)(ii)	Amendment to the Amended and Restated Governance Agreement, dated as of May 11, 2007 by and among SmithKline Beecham Corporation, Theravance, GlaxoSmithKline plc and Glaxo Group Limited
(d)(iii)	Restated Certificate of Incorporation of Theravance, Inc.(2)
(d)(iv)	Certificate of Amendment of the Restated Certificate of Incorporation of Theravance, Inc.(3)
(d)(v)	Amended and Restated Investors’ Rights Agreement by and among the registrant and the parties listed therein, dated as of May 11, 2004(4)
(d)(vi)	Class A Common Stock Purchase Agreement between the Theravance and SmithKline Beecham Corporation dated March 30, 2004(5)
(d)(vii)	Class A Common Stock Purchase Agreement between the Theravance and SmithKline Beecham Corporation dated October 4, 2004(6)
(d)(viii)	Form of Lock-up Agreement among Theravance, SmithKline Beecham Corporation and each of P. Roy Vagelos, Rick E Winningham and Patrick P.A. Humphrey, respectively, dated May 11, 2004
(d)(ix)	Grant of proxy to Rick E Winningham and Michael W. Aguiar by SmithKline Beecham Corporation in connection with Theravance’s 2005 Annual Meeting of Stockholders
(d)(x)	Grant of proxy to Rick E Winningham and Michael W. Aguiar by Glaxo Group Limited in connection with Theravance’s 2005 Annual Meeting of Stockholders
(d)(xi)	Grant of proxy to Rick E Winningham and Michael W. Aguiar by SmithKline Beecham Corporation in connection with Theravance’s 2006 Annual Meeting of Stockholders
(d)(xii)	Grant of proxy to Rick E Winningham and Michael W. Aguiar by Glaxo Group Limited Corporation in connection with Theravance’s 2006 Annual Meeting of Stockholders
(d)(xiii)	Grant of proxy to Rick E Winningham and Michael W. Aguiar by SmithKline Beecham Corporation in connection with Theravance’s 2007 Annual Meeting of Stockholders
(d)(xiv)	Grant of proxy to Rick E Winningham and Michael W. Aguiar by Glaxo Group Limited Corporation in connection with Theravance’s 2007 Annual Meeting of Stockholders
(g)	None.
(h)	None.

(1)          Incorporated by reference to exhibit 10.14 in Theravance’s Registration Statement on Form S-1 (No. 333-116384).

(2)          Incorporated by reference to exhibit 3.3 in Theravance’s Registration Statement on Form S-1 (No. 333-116384).

(3)          Incorporated herein by reference to exhibit 3.4 in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

(4)          Incorporated by reference to exhibit 10.13 in Theravance’s Registration Statement on Form S-1 (No. 333-116384).

(5)          Incorporated by reference to exhibit 10.12 in Theravance’s Registration Statement on Form S-1 (No. 333-116384).

(6)          Incorporated by reference to exhibit 10.28 in Theravance’s Registration Statement on Form S-1 (No. 333-116384).

Item 13.                 Information Required by Schedule 13E-3

None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THERAVANCE, INC.
	By:	/s/ Rick E Winningham
	Name:	Rick E Winningham
	Title:	Chief Executive Officer
Dated: August 1, 2007

Index to Exhibits

(a)(1)(i)	Notice of Put Right dated August 1, 2007.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Substitute W-9 Guidelines.
(a)(1)(v)	Summary Advertisement to be published on August 1, 2007
(d)(i)	Amended and Restated Governance Agreement, dated as of June 4, 2004 by and among SmithKline Beecham Corporation, Theravance, GlaxoSmithKline plc and Glaxo Group Limited(1)
(d)(ii)	Amendment to the Amended and Restated Governance Agreement, dated as of May 11, 2007 by and among SmithKline Beecham Corporation, Theravance, GlaxoSmithKline plc and Glaxo Group Limited
(d)(iii)	Restated Certificate of Incorporation of Theravance, Inc.(2)
(d)(iv)	Certificate of Amendment of the Restated Certificate of Incorporation of Theravance, Inc.(3)
(d)(v)	Amended and Restated Investors’ Rights Agreement by and among the registrant and the parties listed therein, dated as of May 11, 2004(4)
(d)(vi)	Class A Common Stock Purchase Agreement between the Theravance and SmithKline Beecham Corporation dated March 30, 2004(5)
(d)(vii)	Class A Common Stock Purchase Agreement between the Theravance and SmithKline Beecham Corporation dated October 4, 2004(6)
(d)(viii)	Form of Lock-up Agreement among Theravance, SmithKline Beecham Corporation and each of P. Roy Vagelos, Rick E Winningham and Patrick P.A. Humphrey, respectively, dated May 11, 2004
(d)(ix)	Grant of proxy to Rick E Winningham and Michael W. Aguiar by SmithKline Beecham Corporation in connection with Theravance’s 2005 Annual Meeting of Stockholders
(d)(x)	Grant of proxy to Rick E Winningham and Michael W. Aguiar by Glaxo Group Limited in connection with Theravance’s 2005 Annual Meeting of Stockholders
(d)(xi)	Grant of proxy to Rick E Winningham and Michael W. Aguiar by SmithKline Beecham Corporation in connection with Theravance’s 2006 Annual Meeting of Stockholders
(d)(xii)	Grant of proxy to Rick E Winningham and Michael W. Aguiar by Glaxo Group Limited Corporation in connection with Theravance’s 2006 Annual Meeting of Stockholders
(d)(xiii)	Grant of proxy to Rick E Winningham and Michael W. Aguiar by SmithKline Beecham Corporation in connection with Theravance’s 2007 Annual Meeting of Stockholders
(d)(xiv)	Grant of proxy to Rick E Winningham and Michael W. Aguiar by Glaxo Group Limited Corporation in connection with Theravance’s 2007 Annual Meeting of Stockholders

(1)          Incorporated by reference to exhibit 10.14 in Theravance’s Registration Statement on Form S-1 (No. 333-116384).

(2)          Incorporated by reference to exhibit 3.3 in Theravance’s Registration Statement on Form S-1 (No. 333-116384).

(3)          Incorporated herein by reference to exhibit 3.4 in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

(4)          Incorporated by reference to exhibit 10.13 in Theravance’s Registration Statement on Form S-1 (No. 333-116384).

(5)          Incorporated by reference to exhibit 10.12 in Theravance’s Registration Statement on Form S-1 (No. 333-116384).

(6)          Incorporated by reference to exhibit 10.28 in Theravance’s Registration Statement on Form S-1 (No. 333-116384).